                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 15)(1)

                          GREG MANNING AUCTIONS, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                   563823103
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                                 (CUSIP number)

                              BRUCE A. RICH, ESQ.
                      BECKER, GLYNN, MELAMED & MUFFLY LLP
                                299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
-------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               September 21, 2001
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================


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----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 2 of 7
----------------------                                      -------------------


          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             AFINSA BIENES TANGIBLES S.A.
                             (No S.S. or I.R.S. Identification No.)
----------------------- -------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
----------------------- -------------------------------------------------------

          3             SEC USE ONLY

----------------------- -------------------------------------------------------

          4             SOURCE OF FUNDS*

                                       WC, AF
----------------------- -------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
----------------------- -------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                       SPAIN
----------------------- -------------------------------------------------------
                                  7            SOLE VOTING POWER
                                                    -0-
   NUMBER OF            ---------------------- --------------------------------
   SHARES                         8            SHARED VOTING POWER
   BENEFICIALLY                                     4,977,047
   OWNED BY             ---------------------- --------------------------------
   EACH REPORTING                 9            SOLE DISPOSITIVE POWER
   PERSON WITH                                      -0-
                        ---------------------- --------------------------------
                                 10            SHARED DISPOSITIVE POWER
                                                    4,977,047
----------------------- -------------------------------------------------------

          11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON
                                       4,977,047
----------------------- -------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*                            |_|

----------------------- -------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       38.3%
----------------------- -------------------------------------------------------

          14            TYPE OF REPORTING PERSON*


                                       CO
======================= =======================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 3 of 7
----------------------                                      -------------------


          1             NAME OF REPORTING PERSONS
                        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             AUCTENTIA, S.A.
                             (No S.S. or I.R.S. Identification No.)
----------------------- -------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
----------------------- -------------------------------------------------------

          3             SEC USE ONLY
----------------------- -------------------------------------------------------

          4             SOURCE OF FUNDS*

                                       WC
----------------------- -------------------------------------------------------

          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEM 2(d) OR 2(e)                       |_|
----------------------- -------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                       SPAIN

----------------------- -------------------------------------------------------
                                   7            SOLE VOTING POWER
                                                    -0-
----------------------- -------------------------------------------------------
      NUMBER OF                    8            SHARED VOTING POWER
        SHARES                                    4,977,047
      BENEFICIALLY      ----------------------- -------------------------------
        OWNED BY                   9            SOLE DISPOSITIVE POWER
     EACH REPORTING                                 -0-
      PERSON WITH       ---------------------- ---------------------------------
                                  10            SHARED DISPOSITIVE POWER
                                                  4,977,047
----------------------- -------------------------------------------------------

11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON

                                       4,977,047
----------------------- -------------------------------------------------------

          12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES*                            |_|

----------------------- -------------------------------------------------------

          13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       38.3%
----------------------- -------------------------------------------------------

          14            TYPE OF REPORTING PERSON*

                                       CO
======================= =======================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 4 of 7
----------------------                                      -------------------


                  The following constitutes Amendment No. 15 to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.A. ("Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, and Amendment No. 14, filed with the Commission on September 14, 2001 (the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer"). This amendment reports the purchase of 455,417 shares of Common Stock of the Issuer ("Shares") by Auctentia since the date of filing of Amendment No. 14 to this Schedule 13D by AFINSA.

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  Item 3 is amended to add the following at the end thereof:

                  Auctentia purchased 205,417 of the 455,417 Shares being reported herein for an aggregate purchase price of $399,187.04. In accordance with the terms of the Stock Purchase Agreement described in Item 5(c), Auctentia purchased the remaining 250,000 of the 455,417 Shares for an aggregate purchase price of $500,000. The source of funds used by Auctentia in making the purchase of all 455,417 Shares being reported herein was the working capital of Acutentia.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) As of the date of this Amendment, the aggregate number of Shares beneficially owned by AFINSA, indirectly through Auctentia, its wholly-owned subsidiary, is 4,977,047, representing approximately 38.3% of the total number of Shares outstanding, based on (i) the 12,733,642 Shares represented by the Issuer as outstanding as of September 25, 2001 in its Annual Report on Form 10-K for the period ended June 30, 2001, plus (ii) the 126,833 Shares into which the 126,833 warrants held by Auctentia may be exercised, plus
(iii) the 150,000 Shares Auctentia has the right to purchase within 60 days after the date hereof pursuant to the Stock Purchase Agreement described in Item 5(c).

                  (b) AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 4,977,047 of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) Auctentia entered into a Stock Purchase Agreement with the Issuer, dated May 23, 2001, whereby Auctentia agreed to purchase 1,000,000 restricted Shares in five installments for a price of $2.00 per Share. The first two installments were initially reported in Amendment No. 11 and the third, fourth and fifth installments were initially reported in Amendment Nos. 12, 13 and 14, respectively. As contemplated in Amendment No. 14 to this Schedule 13D, Auctentia paid the purchase price for the fourth installment of 250,000 Shares

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----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 5 of 7
----------------------                                      -------------------


from its working capital, in an amount equal to $500,000, in cash on or about September 15, 2001. The fifth installment, consisting of 150,000 Shares, is to be purchased on or about October 15, 2001. The purchase price of the fifth installment shall be paid in cash. Since the date of filing of Amendment No. 14 to this Schedule 13D, Auctentia has also purchased an aggregate of 205,417 Shares in the open market on the dates and at the prices set forth in Schedule B hereto. Each such purchase was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.

                  (d)  Not applicable.

                  (e)  Not applicable.




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----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 6 of 7
----------------------                                      -------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 9, 2001

                                   AFINSA BIENES TANGIBLES S.A.


                                   By: /s/ Juan Antonio Cano Cuevas
                                       --------------------------------------
                                       Juan Antonio Cano Cuevas
                                       Vice-Chairman and Managing Director


                                   AUCTENTIA, S.A.


                                   By: /s/ Ramon Egurbide
                                       --------------------------------------
                                      Ramon Egurbide
                                      Managing Director



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----------------------                                      -------------------
CUSIP No. 563823103                       13D                  Page 7 of 7
----------------------                                      -------------------



                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 8/30/01 THROUGH 9/27/01


   Date        Quantity          Price            Transaction Type
   ----        --------          -----            ----------------

 9/4/01             100          2.0000           Open Mkt. Purchase
 9/6/01          17,000          1.9923           Open Mkt. Purchase
 9/7/01          40,000          1.9973           Open Mkt. Purchase
9/10/01          40,100          1.9996           Open Mkt. Purchase
9/20/01          14,700          1.6668           Open Mkt. Purchase
9/21/01          15,727          1.8641           Open Mkt. Purchase
9/24/01          11,500          1.9681           Open Mkt. Purchase
9/25/01          24,700          1.9092           Open Mkt. Purchase
9/26/01           5,700          1.9208           Open Mkt. Purchase
9/27/01          35,890          1.9639           Open Mkt. Purchase



Each of the above transactions was effected by Sterling Financial Investment Group Inc. on behalf of Auctentia.